Exhibit (a)(1)(G)
FORMS OF CONFIRMATION EMAILS
Confirmation Email to Option Holders who Elect to Participate
in the Offer to Amend the Exercise Price of Certain Options
     Superior Industries International, Inc. has received your election form dated ___, 2007, by which you elected to have some or all of your outstanding eligible options amended in accordance with the terms of the Offer to Amend.
     If you change your mind, you may withdraw your election as to some or all of your eligible options by completing and signing the withdrawal form that was previously provided to you, and delivering it no later than 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007. Only withdrawal forms that are complete, signed and actually received via facsimile by Superior by the deadline will be accepted. Withdrawal forms submitted by hand delivery, email, United States mail (or other post) and Federal Express (or similar delivery service) are permitted. If you have questions concerning the submission of your form, please email options@supind.com or contact Robert A. Earnest at 818-781-4973. Please note that our receipt of your election form is not by itself an acceptance of the options. For purposes of the offer, Superior will be deemed to have accepted options for which proper elections have been made and not properly withdrawn as of the date when Superior gives oral or written notice to the option holders generally of its acceptance of such options, which notice may be made by press release, email or other method of communication. Superior’s formal acceptance is expected to take place shortly after the end of the offer period.
Confirmation Email to Option Holders who Withdraw their Stock Options from the Offer to Amend the Exercise Price of Certain Stock Options
     Superior Industries International, Inc. has received your withdrawal form dated ___, 2007, by which you rejected Superior’s offer to amend some or all of your outstanding eligible options. Any options you have not withdrawn will remain bound pursuant to your prior election form.
     If you change your mind, you may once again elect to accept the offer for some or all of your eligible options by completing and submitting a new election form and delivering it to Cathy Buccieri no later than 5:00 p.m., Pacific Time, on Wednesday, August 29, 2007. If you have questions concerning the submission of your form, please email options@supind.com or contact Robert A. Earnest at 818-781-4973.
     The election form must be delivered via facsimile, email attachment, hand delivery, U.S. mail or Federal Express (or similar service) at the numbers or addresses listed below. Delivery to any other facsimile number, email address or mail address will not be accepted.
     The only permissible delivery methods are: (1) Facsimile to: (818) 902-2506; (2) Email, with all required attachments in PDF or TIFF format, to: options@supind.com; or (3) U.S. mail, overnight delivery or hand delivery to: Superior Industries International, Inc., 7800 Woodley Avenue, Van Nuys, California 91406, 818-902-2701, Attention: Cathy Buccieri.

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